ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Renee E. Laws T +1 617 235 4975 renee.laws@ropesgray.com

June 15, 2026

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Jeff Long

Re:	Brighthouse Funds Trust I and Brighthouse Funds Trust II (File Nos: 811-10183 and 811-03618, respectively)

Dear Mr. Long:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on May 19, 2026, with respect to the Form N-CSR filings of each series (each, a “Portfolio” and collectively, the “Portfolios”) of Brighthouse Funds Trust I and Brighthouse Funds Trust II (each, a “Trust” and together, the “Trusts”) for the period ended December 31, 2025, filed with the Commission on March 6, 2026. The Staff’s comments are summarized below and each is followed by our response. Any terms that are used but not defined in this letter have the meanings given them in the Form N-CSR filings of the Trusts.

1.	Comment: In the Statement of Operations for Portfolios that engage in securities lending, please revise the “Securities lending income” caption in future filings to indicate that it is net of fees.

Response: The Trusts will revise the “Securities lending income” caption in the Statement of Operations as requested for the applicable Portfolios in future N-CSR filings.

2.

Comment: The Staff notes that the CBRE Global Real Estate Portfolio holds real estate investment trusts (“REITs”). In future filings, please consider adding disclosure to the Notes to Financial Statements for this Portfolio that the distributions received from REITs may be classified as dividends, capital gains, and/or return of capital.

Response: In future N-CSR filings, CBRE Global Real Estate Portfolio will add disclosure to the Notes to Financial Statements stating that the distributions received from REITs may be classified as dividends, capital gains, and/or return of capital.

3.

Comment: The Staff notes that Jennison Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio are diversified under the Investment Company Act of 1940, as amended (the “1940 Act”) but as of December 31, 2025, they appear to have single-issuer positions of 5% or more that exceed 25% of the respective Portfolio’s assets. Discuss in correspondence how each of Jennison Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio meets the diversification requirements of the 1940 Act.

Response: Brighthouse Funds Trust II submits that each of Jennison Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio meets the requirements for a “diversified” fund under the 1940 Act because the respective Portfolio’s single-issuer positions over 5% of total assets exceeded 25% of total assets only due to market appreciation and did not exceed 25% of total assets at the time of purchase for any such asset. Brighthouse Funds Trust II further notes that shareholders approved the reclassification of the diversification status of each of Jennison Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio from “diversified” to “non-diversified” which will become effective July 1, 2026.

4.

Comment: The Staff notes that Brighthouse Funds Trust I indicated on Item B.22 of Form N-CEN that PIMCO Inflation Protected Bond Portfolio had a NAV error during the period ended December 31, 2025. In correspondence, please describe the nature and circumstances of the error, including associated internal controls implications, mitigating actions, and amounts reimbursed, if any.

Response: The Portfolio’s net asset value (“NAV”) was calculated incorrectly on October 16, 2025 as a result of an error in the systematic upload by the Portfolio’s custodian of total return swap prices from the pricing vendor. The error was identified later that day, but after the cutoff time for transmitting and processing NAVs for shareholder activity from that day. All shareholder transactions effected at the incorrect NAV were reprocessed promptly in accordance with the Portfolio’s NAV error correction procedures. The error did not involve reimbursement of losses. Following a review of the cause of the error and the related internal control environment, the Portfolio’s custodian has taken remedial action, including additional training with respect to the relevant controls and communication protocols, to limit the potential for similar errors in the future. Management of Brighthouse Funds Trust I, including the Trust’s Chief Compliance Officer, reviewed the error, including the causes of the error and the implications of the error with respect to the internal control environment. All corrective actions were completed before the end of the fiscal period covered by the financial statements.

5.

Comment: To the extent Eaton Vance Floating Rate Portfolio or any other Portfolio investing in floating rate loans receives consent fees, upfront origination fees, and/or amendment fee income in future periods, ensure such income amounts are disclosed appropriately in the notes to financial statements, along with the policy to recognize such income in accordance with applicable GAAP.

Response: To the extent a Portfolio receives consent fees, upfront origination fees and/or amendment fee income in connection with its investment in floating rate loans, the Trusts will include the requested disclosure for the applicable Portfolio in future N-CSR filings.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call the undersigned at 617-235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws, Esq.

cc:

Katie Hellmann, Esq.

Thomas Watterson, Esq.

Logan Dalton, Esq.

Brian D. McCabe, Esq.

Jeremy C. Smith, Esq.